Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Earnings:
Net increase in net assets from operations	$17,222,972	$26,125,778	$7,649,544	$(14,288,678)	$34,428,269
Income tax expense, including excise tax	-	-	-	-	(25,000)
Total Earnings before taxes	$17,222,972	$26,125,778	$7,649,544	$(14,288,678)	$34,403,269

Fixed Charges:
Interest expense	$9,886,423	$6,979,018	$4,588,465	$6,921,159	$9,059,334
Total fixed charges	$9,886,423	$6,976,018	$4,588,465	$6,921,159	$9,059,334

Earnings available to cover fixed charges	$27,109,395	$33,101,796	$12,238,009	$(7,367,520)	$43,462,603
Ratio of earnings to fixed charges	2.74	4.75	2.67	(1.06)	4.80